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Exhibit 12.2

LETTER FROM THE CHAIRMAN

Directors:
R. Branson (Chairman Emeritus — Non-Executive Director)
D. Hoare (Executive Chairman)
N. Burrows (Managing Director)
S. Murphy (Non-Executive Director)
L. Bertrand (Non-Executive Director)
M. Poole (Non-Executive Director)

To the Shareholders and IDR Holders of Virgin Express Holdings plc and for information only to Optionholders

18th June 2003

Dear Shareholder and IDR Holder

Fundraising

Introduction

On 3rd February 2003 the Company announced that it would raise approximately €35 million of new equity by way of a Placing and Open Offer. In addition, the Company announced on 26th March 2003 the unaudited results of the Group for the year ended 31st December 2002 and on 27th May 2003 the unaudited results of the Group for the first quarter 2003.

The Fundraising will involve an issue of 35,108,125 New Ordinary Shares at €1 per share. These shares are being conditionally placed with VSIL pursuant to the Placing. However the Company has decided that it wishes to extend the opportunity to participate in the Fundraising to the IDR Holders by way of the Open Offer to the Qualifying Shareholders who will then pass on the benefit of the offer to the IDR Holders. The Open Offer is being made available to the Qualifying Shareholders (and equivalent offer by Guaranty Nominees Limited to the current IDR Holders) in a proportion of 29/4. To the extent that IDR Holders take up their right to participate in the Open Offer, their equity interest in the Company will be in the form of IDSs evidenced by IDRs for which a listing on Euronext will be sought (see also under "Terms of the Fundraising" regarding the trading of Tradeable Subscription Rights).

Guaranty Nominees Limited will only subscribe for New Ordinary Shares to the extent that the IDR Holders (or the persons having acquired their Tradeable Subscription Rights) take up New IDSs under the Open Offer. The Open Offer takes precedence over the Placing, so that for every New IDS taken up under the Open Offer, the number of New Ordinary Shares subscribed by VSIL pursuant to the Placing will be reduced by a corresponding number of shares.

VSIL has irrevocably committed to subscribe for the New Ordinary Shares under the Placing and so, although the Fundraising has not been underwritten by a third party, this structure will allow the Company to proceed in the knowledge that, it will raise not less than €35,108,125 of new equity capital.

At an Extraordinary General Meeting of the Company held on 28th April 2003 certain resolutions enabling the Fundraising to proceed were passed by the Shareholders.

Subscription monies which would have been paid to the Company by VSIL pursuant to the Placing shall instead be applied in repaying amounts outstanding under the Virgin Group Loan. To the extent that the Company receives subscription monies pursuant to the Open Offer, such monies shall also be used to repay amounts outstanding under the Virgin Group Loan. Following completion of the Placing and Open Offer, the loan from the Company to Virgin Express NV/SA will be capitalised.

Conditional on reaching agreement on detailed terms, VSIL has also indicated its willingness to make a New Loan Facility of up to €50 million available to the Company to support its continued growth.

Background to the Fundraising

During 1999, after a period of rapid expansion, the Company was unprofitable due to a combination of factors, including an inadequate distribution strategy, excessive infrastructure costs, the high level of aviation fuel prices and the US$ exchange rate. Therefore, with the support of the Company's majority shareholder, a new management team was installed and the Board commenced a three-stage recovery plan for the business. This was funded by the Virgin Group which made available a loan facility of up to US$32.5 million (which was subsequently converted into a € denominated facility). The phases of the recovery plan, which was adopted during the year 2000, were as follows:

Phase 1: Refocus and Restructure the Business

This phase was completed during the first quarter of 2001 and involved cutting capacity from 23 to 13 aircraft, withdrawing from the time-based charter business, closing down the Group's Irish operations and discontinuing unprofitable routes.

Phase 2: Improving product quality and delivering profits

During 2001 and 2002 major progress was made in this area. During 2001 Virgin Express NV/SA achieved the best punctuality record of any Brussels based airline and during 2002, on-time performance was consistently above 90%. Customer surveys indicate consistently improving levels of service and high levels of customer satisfaction. Customer complaints have reduced from 2.9 per 1,000 customers during 2000 to less than 1 per 1,000 customers for 2002.

As a result of the successful completion of Phase 1, the Group's results were turned around and accordingly a small operating profit of €1.5 million was reported for 2001 compared with an operating loss of approximately €61 million for the previous year. The 2001 results were adversely affected by the bankruptcy of Sabena during November 2001 with the consequent loss of certain agreements made between Virgin Express NV/SA and Sabena for block seat allocations, which represented approximately 40% of the Group's revenues. For 2002 the Company was able to announce a further increase of operating profits, reaching €2.6 million for the full year. This result was achieved in spite of the 40% revenue gap that needed to be filled following the cessation of the Sabena contract, the start-up of a competitor SN Brussels Airlines and significant price discounting from major airline competitors.

As to the first quarter of 2003, the Company, in line with many of its competitors, announced seasonal losses of €11.7 million versus €6.7 million in the first quarter of 2002. Global concerns about war and terrorism, together with Easter falling outside the first quarter, have both contributed significantly to the greater quarterly loss this year as did the code share agreement with SN Brussels Airlines on a number of key routes. This code share agreement has now been terminated.

Phase 3: Expansion

Throughout 2001 and 2002, Virgin Express NV/SA has made progress in expanding its network of destinations from Brussels. Virgin Express NV/SA started the year 2001 with services to 8 European destinations. By 31st December 2001, this number had risen to 13 and during 2002, Virgin Express NV/SA carried more than 2.4 million passengers, making it the largest carrier (by passenger numbers) at Brussels Airport.

On 8th January 2003, Virgin Express NV/SA announced three more routes from Brussels servicing Bordeaux, Palma de Majorca and London City and a new route between Rome and Amsterdam, which began service on 30th March 2003. These four new routes take the total number of destinations serviced to 17.

The Company is continually looking at new opportunities. In the Summer of 2002, the Board of the Company considered a detailed proposal to establish a second hub in Germany at Köln-Bonn airport.

However, shortly after the plans of the Company became known, both TUI and Lufthansa announced that they would create their own low fare airlines, also to operate out of Köln-Bonn and both indicated that they were prepared to enter into a severe fares war. Therefore, after careful consideration, the Board considered that it was not in the Group's best interests to progress plans to open a second hub at Köln-Bonn, although the position is being kept under review.

In the recent months the Company has seriously looked at starting a new operation from Paris Orly. The demise of Air Lib gave rise to a number of opportunities. In the re-distribution of slots a total of 5,840 slots were awarded to Virgin Express NV/SA for operations to Bordeaux, Toulon and Rome FCO. Of these three routes only one had the potential for profitable operations in the short term. Furthermore, the restrictions placed on flight timings required an aircraft utilisation much lower than that necessary for a low cost business such as the company. Because operating a single route from Paris would have been uneconomic for an airline the size of Virgin Express NV/SA, the Company rejected this option. Management attention is now re-focussed on building on the leadership position that Virgin Express NV/SA has in the Belgian market, by offering value for money fares to a growing number of destinations, both for business and leisure customers. However, the Company remains open to any new opportunities arising in the low cost airline industry in Europe.

The high standards of service continue and during November 2002 Virgin Express NV/SA was named "Best Short Haul Airline of the Year" at the prestigious Belgium Annual Travel Magazine Awards.

The management team has successfully implemented the three phase restructuring plan and managed the Group's business following the bankruptcy of Sabena (which at the time was a major revenue source for the Group) as well as maintaining good relations with unions and improving service levels.

Reasons for the Fundraising

The proceeds of the Fundraising will be used to repay capital and interest which is outstanding under the Virgin Group Loan. The Board believes this will enable the Company to do the following:

  •
  Pursue its strategy of growth. Having established Virgin Express NV/SA as the largest Brussels based carrier by passenger numbers, the Board believes that the Group is in a position to consolidate its position as market leader. In particular, the Board believes that there is an excellent opportunity for the Group to increase its market share both within the existing Brussels market at the expense of its competitors and also by benefiting from the growth of the low cost airline industry in Europe.

  •
  Strengthen the Balance Sheet. The Fundraising will allow the Company to improve its capital structure by converting existing borrowings into equity.

  •
  Resolve discussions with the Belgian Commercial Court. The Company has lent, by virtue of a separate loan agreement dated 27th September 2000, the proceeds of the Virgin Group Loan to Virgin Express NV/SA, the operating company of the Group, which required such funds for its working capital. Therefore the balance sheet of Virgin Express NV/SA is weak, with in excess of €35 million of debt (including accrued and unpaid interest of approximately €5 million) owed to the Company. At the end of 2001 Virgin Express NV/SA was requested by the Belgian Commercial Court — Chamber of Commercial Investigations to report on its financial situation. Several measures were implemented in 2001 and 2002 and will be implemented in 2003 (see paragraph 4.3.5.). As a result of these measures, the net equity of the company will have increased substantially.

Source of Funds

Current Capital Markets Conditions

The Company has explored the possibility of obtaining underwriting commitments to a capital markets fund raising exercise by the Company but, in light of the poor market conditions for raising capital over the last 18 months, it has not been possible to secure any form of underwriting at any realistic cost.

Support of Majority Shareholder

Consequently, the Board has concluded that the Company's only realistic source of further equity financing of the scale required is from current shareholders, and in particular, the Virgin Group, whose support is fundamental if the Fundraising is to be successful. As an indication of its continuing support for the Company, VSIL has entered into an irrevocable agreement with the Company to participate in the Fundraising on the terms set out below (see "Terms of the Fundraising" below).

New Loan Facility

In addition to its participation in the Fundraising, the Virgin Group has also agreed in principle to make a new loan facility of up to €50 million available to the Company. The New Loan Facility is conditional on completion of the Fundraising and the agreement of terms commercially acceptable to the Company and VSIL. The detailed terms and conditions of the New Loan Facility are in the process of being negotiated between the Company and VSIL.

Terms of the Fundraising

The terms of the Fundraising have been negotiated at arms' length between VSIL and the Company. Representatives of the Virgin Group who are Directors of the Company have not participated in these negotiations on behalf of the Company and have abstained from all Board resolutions relating to the Fundraising.

As described below the Open Offer takes precedence over the Placing, so that the number of shares to be taken by VSIL under the Placing will be reduced as necessary to satisfy applications under the Open Offer.

The Placing and Open Offer are not being made to any person who is resident in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. In addition, because the New Ordinary Shares and New IDSs have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available, the Placing and Open Offer are not available to U.S. Persons. Any person applying for New Ordinary Shares or New IDSs will be asked to represent amongst other things that they are not a U.S. Person.

The Open Offer is being made to Qualifying Shareholders (and equivalent offer by Guaranty Nominees Limited to the current IDR Holders) in a proportion of 29/4, taking into account the IDRs held by them at the Record Date, at the same price as the Placing, being €1 per New IDR. If each IDR Holder takes up its rights in full, then [8,255,176] New IDRs will be issued under the Open Offer. IDR Holders can, during the Open Offer period, subscribe for New IDRs and, subject to the restrictions set forth in this Prospectus, trade their Tradeable Subscription Rights in whole or in part. Consequently, an IDR Holder having traded its Tradeable Subscription Rights can no longer subscribe for the New IDRs attributable to the relevant rights, such rights to subscribe will have been passed on to the acquirer. The proceeds of the Open Offer will be used to repay an equivalent amount of the Virgin Group Loan.

The number of New Ordinary Shares subscribed for by VSIL as part of the Placing depends on the extent to which rights are taken up by Qualifying Shareholders under the Open Offer. For each New IDS subscribed, the number of New Ordinary Shares subscribed by VSIL pursuant to the Placing will be correspondingly reduced. Therefore if Guaranty Nominees Limited receives subscription applications from all IDR Holders (or from the persons acquiring their Tradeable Subscription Rights) for their full entitlement under the Open Offer, VSIL will only subscribe for [26,852,949] New Ordinary Shares, leaving VSIL with 74.5% of the voting equity of the Company, such number corresponding to a proportion of 29 shares/4 shares held by VSIL and all ADR Holders in the aggregate at the Record Date (the ADR Holders not being able to subscribe for shares pursuant to the Open Offer).

Once the Open Offer has been completed, the number of New Ordinary Shares comprised in the Placing and the total subscription price payable by VSIL will be known. Immediately before completion of the Placing, VSIL will demand repayment of an amount of the Virgin Group Loan equivalent to the total subscription price payable by VSIL and direct that this amount be applied in paying up the New Ordinary Shares to be subscribed for by it, thereby completing the Placing.

The price of €1 per New Ordinary Share or New IDS represents a discount of 60% to the IDR market price as quoted on Euronext on 31st January 2003, being the date prior to the announcement of the Fundraising. The Board considers that the proposed discount represents fair value to the Shareholders in light of the following:-

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  Current stock market conditions, which have deteriorated generally over the last 18 months due to the global economic downturn and in particular for the airline industry as a result of the recent gulf war and the SARS virus;

  •
  The lack of any third party underwriting. The Board has explored the possibility of obtaining underwriting commitments to a capital markets fund raising exercise by the Company but, in light of the poor market conditions for raising capital over the last 18 months, it has not been possible to secure any form of third party underwriting at any realistic cost;

  •
  The requirement in recent market conditions for public companies to offer large discounts to shareholders (including discounts above the 60% discount being proposed in the Fundraising) even where third party underwriting commitments have been secured;

  •
  The level of new funds being sought by the Company, as a proportion to market value at the date of the announcement, is, to the best of the Company's knowledge, larger than in any rights issue on a public market in recent European stock market history. The correlation between the size of the issue relative to the market capitalisation of the company concerned underlines the importance for a company to offer a significant discount in order to attract subscriptions from shareholders.

VSIL, as majority shareholder, will consequently benefit from this discount at least in proportion to its participation in the Company but has also given an irrevocable commitment to subscribe for the New Ordinary Shares pursuant to the Placing, including the New Ordinary Shares which are not subscribed by other persons pursuant to the Open Offer.

Taxation

Information on Belgian taxation with regard to the Open Offer is set out in paragraph 3.8 at page [46] of this Prospectus. This information is intended only as a general guide to the current taxation position in Belgium. If you are in any doubt as to your own taxation position, or are subject to taxation in a jurisdiction other than Belgium, you should consult your own independent professional adviser without delay.

Further information

Your attention is drawn to the further information set out in Chapters 1 to 8 of this Prospectus and in particular to section 1.4 of Chapter 1 which sets out the risk factors.

Action to be taken — IDR Holders (or the persons having acquired their Tradeable Subscription Rights) only

IDR Holders (or the persons acquiring their Tradeable Subscription Rights) wishing to participate in the Open Offer must remit to their respective financial institutions an IDR Application form in order to participate in the Open Offer and to subscribe for New IDSs in a proportion of 29/4. The purchase price of the New IDSs must be paid to the respective financial institution at the time of the subscription.

NB: the respective financial institution must be provided with the IDR Application Form at the latest on 24th June 2003.

Action to be taken — Qualifying Shareholders only

A Qualifying Shareholder Application Form is enclosed with the Prospectus. The Qualifying Shareholder Application Form sets out the number of New Ordinary Shares which have been allocated to the Qualifying Shareholder in relation to the Open Offer on a basis pro rata with its existing shareholding. The Qualifying Shareholder Application Form should be returned in accordance with the instructions set out thereon by 3.00 pm on 27th June 2003.

Yours sincerely

David Hoare
Executive Chairman

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  Exhibit 12.2